Exhibit 21.1

Name of Subsidiaries	Jurisdiction of Incorporation

Atrium Logistics LLC	Delaware

Taboola (Thailand) Limited	Thailand

Taboola Brasil Internet Ltda.	Brazil

Taboola México, S.A. de C.V.	Mexico

Taboola Logistics Mx S.A. de C.V.	Mexico

Taboola (Hong Kong) Limited	Hong Kong

Taboola Europe Limited (England & Wales)	England & Wales, UK

Taboola Korea, Ltd.	Korea

Taboola India Private Limited	India

Taboola Turkey Dijital Platform Çözümleri Limited Şirketi	Turkey

Taboola, Inc.	Delaware

Leads Mind, Inc.	Delaware

Toronto Merger Sub, Inc.	Delaware

Taboola Descubrimiento, S.L.U.	Spain

Taboola Germany GmbH	Germany

Taboola France SAS	France

Taboola Australia Pty Ltd.	Australia

Taboola Information Technology Shanghai Co., Ltd.	China

Taboola Japan K.K.	Japan

Taboola Holdings, Inc.	Delaware

Perfect Market, Inc.	Delaware

Archive Digger, Inc.	Delaware